                                                                                      Filed by The Royal Bank of Scotland Group plc

                                     This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

                                                                                              Subject Company: ABN AMRO Holdings NV

                                                                                                  Commission File Number: 001-14624

                                                                                                                 Date: May 25, 2007

On May 25, 2007, Royal Bank of Scotland, Fortis and Santander issued the following press release:

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25 May 2007 - Fortis, RBS and Santander Announcement

In view of the forthcoming bank holidays on Monday 28 May in the Netherlands, Belgium and the UK, Fortis, RBS and Santander
(collectively, the "Banks") intend to make an announcement on Tuesday 29 May rather than Sunday 27 May as previously indicated, clarifying whether or not, and if so under what circumstances, the Banks will make an offer for ABN AMRO.

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This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks expect to file with the US Securities and Exchange
Commission (the "SEC") a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY
DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain a copy of such documents without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the
United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities
Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including the receipt of required regulatory and anti-trust approvals, the successful completion of the potential transaction or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions.
Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.